02050755

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 8/1/02

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the month of August 2002

TOP IMAGE SYSTEMS LTD.
(translation of registrant's name into English)

2 HaBarzel Street
Ramat Hahayal, Israel 69710
(address of principal executive offices)

Indicate by check mark whether the registrant files or with file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___√___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ______ No ___√__

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated August 8, 2002 regarding the Registrant's second quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP IMAGE SYSTEMS LTD.

Date: August 8, 2002

By: ____________________
Ido Schechter
CEO

FOR IMMEDIATE RELEASE | EARNINGS RELEASE

Top Image Systems Reports Second Quarter Results

Tel Aviv, Israel, August 8, 2002 - Top Image Systems, Ltd., (NASDAQ: TISA), a leading innovator of enterprise content gateway solutions for managing and validating the flow of information between an enterprise and its customers, trading partners and employees, announced today its second quarter financial results.

Revenues in the second quarter of 2002 were $2.1 million compared with $3.2 million in the second quarter of 2001. The company's net loss for the quarter was $741,389 compared with a net loss of $139,481 in the second quarter of 2001. Loss per share was $0.121 compared with a loss per share of $0.023 in the second quarter of 2001. The company reduced its net loss in the first six months by more than 50% compared with the same period in 2001, even though revenues were down by approximately 8% in the first six months of 2002.

Ido Schechter, Chief Executive Officer of Top Image Systems stated, "We are repositioning Top Image Systems from the niche imaging market into the broader, high-value enterprise market with our *eFLOW* platform solution. We are establishing business partner relationships with global system integrators that focus on enterprise solutions that complement our strategy and positioning. We are expanding into a new business and market structure for TiS' long-term future and these world-level partnerships will provide TiS with access to a new enterprise level customer base."

We have received a strong positive response to our *eFLOW* platform for solutions in new areas addressing the needs of data capture and validation from invoices, accounts payable and other financial applications. Our platform strategy enables us to expand our market from our traditional structured forms processing customers to new areas of business in the enterprise that will generate recurring revenue streams. While the sales cycle is longer, these enterprise sales are higher value and more profitable to TiS."

Like many companies, we experienced the effects of the worldwide economic slowdown. We have found that the decision-making process has been prolonged and customers delayed or put on hold business opportunities that we expected to close in the quarter. The tight expense control program that we implemented at the beginning of the year resulted in an 11% reduction in expenses in the quarter and a 24% reduction in the first half of the year, compared with the results in the same periods of 2001."

Our recently announced sale of the *eFLOW* platform to Schneider Logistics has resulted in an important entry into the logistics and transportation market in the United States. Our teaming agreement with Scan-Optics will enable us to leverage Scan-Optics' strength in the health care claims processing and government tax systems markets."

About Top Image Systems

Top Image Systems, Ltd. (TiS) is a leading innovator of enterprise content gateway solutions for managing and validating the flow of information between an enterprise and its customers, trading partners and employees. TiS' *eFLOW Unified Content Platform* is a common architecture for any content entering the enterprise, whether originating from mobile, electronic, paper, archive images or other sources. TiS solutions deliver the content to applications that drive the organization. TiS markets its products in more than 30 countries through a multi-tier network of distributors, system integrators and value added resellers, as well as strategic partners. For more information on TiS, visit the company's web site at http://www.topimagesystems.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

Contacts:
Ido Schechter
Chief Executive Officer
Top Image Systems Ltd.
Tel: +972-3-648-7722
E-mail: ido@topimagesystems.com

FINANCIAL TABLES FOLLOW

Consolidated Statement of Operations (Israeli GAAP) for the

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2002	2001	2002	2001	2001
	US $	US $	US $	US $	US $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues					
Products revenues	3,954,245	4,226,233	1,824,880	2,739,688	9,913,851
Service revenues	692,285	803,963	316,979	424,167	2,045,398
Total revenues	4,646,530	5,030,196	2,141,859	3,163,855	11,959,249
Cost of revenues					
Products costs	1,118,386	* 1,359,278	563,285	* 635,649	2,487,902
Service costs	336,123	288,771	165,651	154,592	584,431
Total cost of revenues	1,454,509	1,648,049	728,936	790,241	3,072,333
Gross Profit	3,192,021	3,382,147	1,412,923	2,373,614	8,886,916
Expenses					
Research and development costs, gross	762,059	* 1,063,873	370,099	* 519,673	2,198,628
Less-royalty bearing participation, net	-	-	-	-	-
Research and development, net	762,059	1,063,873	370,099	519,673	2,198,628
Selling and marketing	2,748,718	3,394,852	1,394,110	1,483,615	6,791,707
General and administrative	916,500	1,337,670	487,482	529,467	2,302,915
Non-recurring severance expense	-	-	-	-	706,000
	3,665,218	4,732,522	1,881,592	2,013,082	9,800,622
Operating loss	(1,235,256)	(2,414,248)	(838,768)	(159,141)	(3,112,334)
Financing income, net	154,337	108,343	101,135	9,726	287,197
Other income (expenses), net	(3,756)	35,848	(3,756)	9,934	33,708
Loss before taxes on income	(1,084,675)	(2,270,057)	(741,389)	(139,481)	(2,791,429)
Taxes on income	-	-	-	-	-
Loss after taxes on income	(1,084,675)	(2,270,057)	(741,389)	(139,481)	(2,791,429)
Net loss for the period	(1,084,675)	(2,270,057)	(741,389)	(139,481)	(2,791,429)
Net loss per share	(0.178)	(0.372)	(0.121)	(0.023)	(0.440)
Weighted average number of shares used to compute net loss per share	6,108,890	6,098,890	6,108,890	6,098,890	6,341,390

* Due to SEC guidelines published during 2001, royalties to the Government for its participation in research and development costs were reclassified in the financial statements from research and development expenses to the cost of revenues.

Consolidated Balance Sheet (Israeli GAAP) as at

	June 30 2002 US $ (unaudited)	June 30 2001 US $ (unaudited)	December 31 2001 US $ (audited)
Assets			
Current assets:			
Cash and cash equivalents	9,069,358	10,564,089	9,419,165
Marketable Securities	767,566	280,871	289,729
Trade receivable, net	3,744,349	3,915,075	4,458,903
Other receivables and prepaid expenses	439,148	487,433	402,905
Total current assets	14,020,421	15,247,468	14,570,702
Property and equipment			
Cost	1,662,347	1,584,861	1,644,464
Less/accumulated depreciation	(1,009,072)	(786,269)	(889,893)
Net property and equipment	653,275	798,592	754,571
Other assets, net	166,648	153,739	223,452
Total assets	14,840,344	16,199,799	15,548,725

Consolidated Balance Sheets (Israeli GAAP) as at

	June 30 2002 US $ (unaudited)	June 30 2001 US $ (unaudited)	December 31 2001 US $ (audited)
Liabilities and shareholders' equity			
Current liabilities:			
Short-term bank loans and current maturities of long-term bank loans	1,168,197	643,688	684,273
Trade payables	262,948	819,263	334,266
Other payables and accruals	2,218,555	1,977,061	2,259,708
Total current liabilities	3,649,700	3,440,012	3,278,247
Long-term liabilities:			
Provision for severance pay, net	248,217	328,534	249,881
Total long-term liabilities	248,217	328,534	249,881
Total liabilities	3,897,917	3,768,546	3,528,128
Commitments, contingencies and liens			
Shareholders' equity:			
Share capital – ordinary share of NIS 0.04 par value	73,079	73,079	73,079
Surplus capital	22,336,018	22,218,797	22,329,513
Accumulated deficit	(11,466,670)	(9,860,623)	(10,381,995)
Total shareholders' equity	10,942,427	12,431,253	12,020,597
Total liabilities and shareholders equity	14,840,344	16,199,799	15,548,725